UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Inseego Corp
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

45782B104
(CUSIP Number)

Edward E. Murphy c/o North Sound Management, Inc. 115 East Putnam Avenue Greenwich, CT 06830 (203) 340-8306
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 45782B104	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,525,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,525,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,525,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IA, CO

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1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,525,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,525,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,525,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 45782B104	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Sound Trading, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,525,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,525,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,525,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45782B104	SCHEDULE 13D	Page 5 of 9

Item 1.  Security and Issuer.
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D, dated August 4, 2016, as amended by Amendment No. 1 to the Schedule 13D, dated September 15, 2016 (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission by North Sound Management, Inc. (“NS Manager”), Brian Miller and North Sound Trading, LP (“NS Trading” and, together with NS Manager and Mr. Miller, the “Reporting Persons”) relating to the shares of common stock, par value $0.001 per share (“Common Stock”) of Inseego Corp., a Delaware corporation (the “Issuer”).
Item 3.  Source and Amount of Funds or Other Consideration.
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Securities Purchase Agreement

On August 6, 2018 (the “Closing Date”), NS Trading and certain other investors entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer, pursuant to which the Issuer offered and sold to institutional investors an aggregate of 12,062,000 units (the “Units”), with each Unit consisting of (i) one share of Common Stock and (ii) a warrant (the “Warrants”) to acquire 0.35 of a share of Common Stock (subject to certain adjustments) (the “Transaction”) at a price per Unit equal to $1.63. NS Trading purchased 3,015,500 units for an aggregate purchase price of $4,915,265.00.

The Warrants are exercisable at any time on or after February 6, 2019 and on or prior to August 6, 2023. The purchase price of one share of Common Stock under the Warrant is $2.52, subject to adjustments as set forth in the Warrant. The Warrant also contains limitations on exercise based on the beneficial ownership of the Warrant holder at the time of exercise.  The beneficial ownership limitation is initially 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of Common Stock issuable upon exercise of the Warrant (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation may be increased or decreased upon notice to the Issuer as set forth in the Warrant. Any increase or decrease in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Issuer.

The foregoing description of the Purchase Agreement and Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Purchase Agreement and the Warrant, a copy of each of which is filed as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively, and incorporated herein by reference.

Registration Rights Agreement

In connection with the entry into the Purchase Agreement, NS Trading and certain other investors entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”) providing NS Trading with certain demand and piggyback registration rights in respect of the Common Stock that NS Trading owns or may acquire from time to time.

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The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Registration Rights Agreement, which is filed as Exhibit 4 to this Schedule 13D and incorporated herein by reference.

Item 4.  Purpose of Transaction.
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Pursuant to the Purchase Agreement, NS Trading has the right to designate a member of the board of directors of the Issuer effective as of the closing of the Transaction. This right will terminate automatically if NS Trading ceases to beneficially own an aggregate of at least 5% of the total issued and outstanding Common Stock (as adjusted for any stock splits, stock dividends, recapitalizations or similar transaction). NS Trading has initially designated Mr. Miller to serve as a director of the Issuer.

Mr. Miller was designated by North Sound to serve as a director of the Issuer effective as of the closing of the Transaction, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information in Item 3 and Item 6 of this Schedule 13D are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
(a)              The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 72,412,170 shares of Common Stock issued and outstanding as of August 6, 2018 (which includes the 12,062,000 shares of Common Stock included in the total number of units issued on August 6, 2018), as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2018.  Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 7,525,500 shares of Common Stock, constituting approximately 10.4% of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b)          By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons may be

CUSIP No. 45782B104	SCHEDULE 13D	Page 7 of 9

deemed to have the sole power to direct the voting and disposition of the 7,525,500 shares of Common Stock beneficially owned by the Reporting Persons.

(c)          Except as previously disclosed on this Schedule 13D or otherwise set forth  below, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)          No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The descriptions of the transactions and the agreements set forth in Item 4 are incorporated herein by reference.

Convertible Senior Notes

NS Trading owns $5,650,000 of the Issuer’s 5.50% Convertible Senior Notes due 2022 (the “Inseego Notes”). The Inseego Notes are governed by the terms of an indenture, dated January 9, 2017 (the “Inseego Indenture”), between the Issuer, as issuer, and Wilmington Trust, National Association, as trustee. The Inseego Notes are senior unsecured obligations of the Issuer and bear interest at a rate of 5.50% per year, payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2017. The Inseego Notes are subject to repurchase by the Issuer at the option of the holders on June 15, 2020 (the “Optional Repurchase Date”) at a repurchase price in cash equal to 100% of the principal amount of the Inseego Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the Optional Repurchase Date, subject to the right of holders of the Inseego Notes on a record date to receive interest through the corresponding interest payment date.

The Inseego Notes will mature on June 15, 2022, unless earlier converted, redeemed or repurchased. The Inseego Notes will be convertible into cash, shares of Common Stock, or a combination thereof, at the Issuer’s election, at an initial conversion price of $4.70 per share of Common Stock, which is subject to adjustment. Holders may convert all or a portion of their Inseego Notes at their option at any time prior to the close of business on the business day immediately preceding December 15, 2021, but only under the following circumstances: (i) if the last reported sale price per share of the Common Stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter equals or exceeds 130% of the conversion price on such trading day; (ii) during the five consecutive business-day period immediately after any five consecutive trading day period (the five consecutive trading pay period being referred to

CUSIP No. 45782B104	SCHEDULE 13D	Page 8 of 9

as the “measurement period”) in which the trading price (as defined in the Inseego Indenture) per $1,000 principal amount of the Inseego Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Common Stock and the conversion rate on such day; (iii) upon the occurrence of certain corporate events specified in the Inseego Indenture; or (iv) if the Issuer has called the Inseego Notes for redemption. On or after December 15, 2021, holders may convert any of their Inseego Notes at any time prior to the close of business on the business day immediately preceding the maturity date.

Because the Inseego Notes are not convertible by the Reporting Persons into shares of Common Stock within 60 days of this Schedule 13D, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock underlying the Inseego Notes as of the date hereof. The foregoing description of the Inseego Indenture and the form of Inseego Note does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Inseego Indenture and the form of Inseego Note, which are filed as Exhibit 5 and Exhibit 6 to this Schedule 13D, respectively, and incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 10, 2018, among North Sound Management, Inc., North Sound Trading LP and Brian Miller.
Exhibit 2
Securities Purchase Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 3	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).
Exhibit 4
Registration Rights Agreement, dated as of August 6, 2018, among the Issuer and the investors named therein (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed August 7, 2018).

Exhibit 5
Indenture, dated January 9, 2017, between Inseego Corp. and Wilmington Trust, National Association, as Trustee (incorporated by reference to Exhibit 4.5 to the Issuer’s Annual Report on Form 10-K, filed March 16, 2018).

Exhibit 6	Form of Inseego Corp.’s 5.50% Convertible Senior Note due 2022 (incorporated by reference to Exhibit 4.6 to the Issuer’s Annual Report on Form 10-K, filed March 16, 2018).

CUSIP No. 45782B104	SCHEDULE 13D	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2018

NORTH SOUND MANAGEMENT, INC.

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

NORTH SOUND TRADING, LP

By:	North Sound Management, Inc., its general partner

By:	/s/ Brian Miller
	Name:	Brian Miller
	Title:	President

/s/ Brian Miller
Brian Miller